Mail Stop 6010

June 5, 2007

By U.S. Mail and Facsimile to (408) 523-6501

Mr. Karl Schneider
Senior Vice President, Finance and Chief Financial Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, California 94086

      RE: **Zoran Corporation**
               Form 10-K for the year ended December 31, 2006
               File No. 0-27246

Dear Mr. Schneider:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 3 – Significant Accounting Policies, page 77

Revenue Recognition, page 78

1.   We note from your disclosures on page 49 that some of your sales agreements
        with your distributors contain rights of return and price protection arrangements.
        Please address the following:

        •   Tell us and revise future filings to disclose the nature and terms of all sales
            incentives and / or concessions you offer to your customers and how you
            evaluate each of these items in your revenue recognition. Discuss how you
            determine the amount to accrue for each pricing concession.
        •   Discuss how you determined that sales that contain the price protection
            feature meet the "fixed and determinable" criteria of SAB 104.

2.   Additionally, we note your disclosure that "revenue from litigation settlement is
        recognized in accordance with the terms of the agreement when actual payments
        are received." Please tell us and revise future filings to describe all material terms
        of the litigation settlement agreement. Additionally please tell us why all
        payments received under this agreement are appropriately classified as revenues,
        citing any authoritative literature upon which you are relying.

Note 15 – Segment Reporting, page 99

3.   We note that in 2006 you began reporting your former DVD, DTV and Mobile
        product groups in a new combined Consumer products segment. Please address
        the following:

        •   Tell us how you evaluated each of these product lines to determine whether
            they met the criteria for an operating segment outlined in paragraph 10 of
            SFAS 131. Discuss the factors that support your conclusion.
        •   To the extent that you aggregated operating segments, please explain to us
            how they met the aggregation criteria outlined in paragraph 17 of SFAS 131.
            Please describe the similar economic characteristics that they each exhibited
            and address how they met each of the additional five criteria outlined in that
            paragraph. Also please refer to paragraphs 73 and 74 of SFAS 131.

4.   Notwithstanding the previous comment, please revise future filings to include the
        revenue by product information required by paragraph 37 of SFAS 131 or tell us
        why you do not believe it is required.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief